SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2013

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

PROTOCOL and justification of MERGER OF AMBEV BRASIL BEBIDAS S.A. with and into ambev S.A.

between THE MANAGEMENT OF

AMBEV BRASIL BEBIDAS S.A.

AND THE MANAGEMENT OF

ambev S.A.

________________________________

DATED DECEMBER 3, 2013

________________________________

The management of AMBEV BRASIL BEBIDAS S.A., a company with headquarters in the city of Jaguariúna, State of São Paulo, at Avenida Antarctica, 1,891, Fazenda Santa Úrsula, enrolled with the Registry of Commerce under NIRE 35.300.391.713, and enrolled with the Brazilian National Taxpayer’s Registry under CNPJ No. 73.082.158/0001-21 (“Ambev Brasil”); and

The management of AMBEV S.A., a company with headquarters in the city of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 1,017, 3rd floor, Itaim Bibi, enrolled with the Registry of Commerce under NIRE 35.300.368.941, and enrolled with the Brazilian National Taxpayer’s Registry under CNPJ No. 07.526.557/0001-00 (“Ambev” and, together with Ambev Brasil, the “Companies”);

due to the reasons and for the purposes detailed hereinafter and as first disclosed to the market by Companhia de Bebidas das Américas – Ambev (“Companhia de Bebidas”), controlling company of Ambev Brasil, in a material fact notice dated December 7, 2012 (“Material Fact Notice”), the parties agree to enter into this Protocol and Justification of Merger of Ambev Brasil with and into Ambev, in accordance with sections 224 and 225 of Law No. 6,404/76, which shall be submitted for the approval of their respective shareholders at Extraordinary General Shareholders’ Meetings, pursuant to the terms and conditions set forth below (the “Protocol and Justification”):

1.        The merger of Ambev Brasil with and into Ambev is part of a corporate reorganization first disclosed in the Material Fact Notice, aiming at further simplifying the corporate structure of the group, reducing the administrative costs which, as a consequence, is expected to result in benefits to the Ambev shareholders (“Merger”).

2.        Ambev will continue to develop the production and trading of beer, concentrates, soft drinks and other beverages, but after the Merger, Ambev will also develop these activities directly and not only through its controlled companies and wholly owned subsidiaries. After the Merger, Ambev will remain as a reporting corporation registered with the Brazilian Securities and Exchange Commission (the “CVM”).

3.        The Merger will be carried out so that Ambev receives - at their respective book values - all assets, rights and obligations of Ambev Brasil (including the properties appointed in a specific list filed in the headquarters of Ambev), which will be succeeded by Ambev pursuant to applicable law, based on Ambev Brasil audited balance sheet as of December 31, 2012 (“Reference Date”). Any equity fluctuation from the Reference Date until the date of consummation of the Merger will be borne by Ambev.

4.        Management of Ambev retained APSIS Consultoria Empresarial Ltda. (CNPJNo. 27.281.922/0001-70) (the “Specialized Firm”) to prepare a valuation report of Ambev Brasil’s net equity to be transferred to Ambev due to the Merger, and the Specialized Firm prepared the valuation report attached herein as Exhibit 4 (the “Valuation Report”), which valued its net equity, as of the Reference Date, in at least R$1,658,732,675.00.

5.        Due to the Merger, Ambev will have its net equity increased in an amount corresponding to that portion of Ambev Brasil’s net equity attributable to the indirect investment of Ambev’s minority shareholders in Ambev Brasil, i.e., of R$156,566.05, such that Ambev’s capital stock shall be increased to R$56,988,244,528.38, with the consequent amendment of article 5 of Ambev’s bylaws.

6.        It is proposed, as a result of the Merger, the issuance, to the benefit of the minority shareholders of Ambev Brasil, of 62,596 new common shares of Ambev to be issued to Ambev Brasil’s shareholders in exchange for their Ambev Brasil common shares to be surrendered, in each case subject to an exchange ratio of 1.019657 common shares of Ambev Brasil for each new common share of Ambev to be issued.

6.1.  Such new shares shall have the same rights and advantages of the Ambev outstanding common shares and shall fully participate in the Ambev’s results for the current fiscal year.

6.2.  Ambev Brasil’s shareholders will have a term of thirty (30) days to compose the Ambev fractional shares to which they are entitled as a result of the Merger in order to form a whole Ambev share. Once such thirty-day period expires, those Ambev shareholders who still own fractional entitlements will be entitled to receive the amount related to such remaining fractions, based on their respective book value on the Reference Date (notwithstanding their right to request the preparation of a more recent balance sheet (balanço especial), pursuant to section 45, paragraph 1 of Law No. 6,404/76). The referred amount will be deposited in relevant holders’ bank accounts or, in the absence of the applicable bank account information, payment will be made available to eligible shareholders at Ambev’s headquarters.

7.        Ambev has also requested the Specialized Firm to prepare the valuation report required under section 264 of Law No. 6,404/76 (“Net Equity Valuation Report”). According to the Net Equity Valuation Report, the net equities of Ambev and Ambev Brasil are worth, at market value, on the Reference Date, R$31,502,416,154.00 and R$1,303,664,774.00, respectively, resulting in an implicit exchange ratio of 1.096041 Ambev Brasil shares for each Ambev share. As a result, in accordance with item 3 of section 264 of Law No. 6,404/76, Ambev Brasil shareholders who have not voted in favor of the Merger may exercise appraisal rights with respect to the Ambev Brasil shares held by such shareholders on December 3, 2013, at the discretion of Ambev Brasil’s shareholder, either (i) at the net worth at book value of the Ambev Brasil shares that, on December 31, 2012 corresponded to R$2.861419 for share (notwithstanding the right of Ambev Brasil’s shareholders to request the preparation of a more recent balance sheet (balanço especial)), or (ii) at the value of R$1.835073 for share, calculated in accordance with the Net Equity Valuation Report.

8.        The retention of the Specialized Firm will be confirmed by the Shareholders’ Meeting of Ambev that will resolve on this Protocol and Justification, as provided in section 227, item 1 of Law No. 6,404/76.

8.1.  The Specialized Firm declared that (i) there is no conflict of interest, actual or potential, with shareholders of Ambev Brasil or Ambev or with regards to the Merger; and (ii) neither the shareholders nor the managers of Ambev Brasil or of Ambev directed, limited, prevented or performed any acts that compromised or may have compromised the Specialized Firm’s access to or use or knowledge of information, assets, documents or work methodology relevant to the accuracy of such firm’s conclusions.

9.        The merger of Companhia de Bebidas with and into Ambev will precede the Merger. Therefore, because Ambev Brasil was a subsidiary of Companhia de Bebidas prior to Companhia de Bebidas merger with and into Ambev, Ambev Brasil, at the time of the Merger, will have become directly controlled by Ambev. As a result, item 1 of section 226 of Law No. 6,404/76 shall apply, as per the following terms: (i) Ambev Brasil shares held by Ambev at the time of the Merger will be cancelled; and (ii) as there are profits and reserves available for such purpose in Ambev, the 48,440 Ambev shares currently held by Ambev Brasil will be held in Ambev’s treasury upon the consummation of the Merger.

10.    The managers of Ambev shall perform all other acts necessary for the consummation of the Merger, including the termination of all registrations of Ambev Brasil with the competent federal, state and municipal bodies, as well as the safekeeping of the accounting books of Ambev Brasil for the duration of the applicable legal term. The costs and expenses in connection with the consummation  of the Merger shall be borne by Ambev.

11.    The consummation of the Merger shall depend on the following corporate acts: (i) Extraordinary General Meeting of Ambev Brasil in order to approve the Protocol and Justification and the Merger and authorize the subscription by its managers, of the new shares to be issued by Ambev; and (ii) Extraordinary General Meeting of Ambev in order to (a) approve the Protocol and Justification; (b) confirm the retention of the Specialized Firm; (c) approve the Valuation Report and the implementation of the Merger; and (d) authorize the capital increase to be subscribed and paid in by the managers of Ambev Brasil.

12.    All documents referred in this Protocol and Justification will be available from this date to the Companies’ shareholders at their respective headquarters or on the Investor Relations website of Ambev (www.ambev-ir.com), as well as on the websites of the CVM, the São Paulo Stock, Commodities and Futures Exchange (“BM&FBOVESPA”) and the SEC.

13.    This Protocol and Justificationshall be governed by the Laws of the Federative Republic of Brazil and shall not be amended unless such amendment is made in writing. The Parties elect the Central Court of the City of São Paulo, to the exclusion of all other fora, however privileged they may be, to decide any issues related to this Protocol and Justification.

IN WITNESS WHEREOF, the Parties execute this Protocol and Justification in three counterparts of identical content and form in the presence of two witnesses identified below.

São Paulo, December 3, 2013.

[signature pages follow]

[signature page of the Protocol and Justification of Merger of Ambev Brasil Bebidas S.A. with and into Ambev S.A.]

Management of Ambev Brasil Bebidas S.A.:

Nelson José Jamel	Pedro de Abreu Mariani
Officer	Officer
Alexandre Médicis da Silveira	João Maurício Giffoni de Castro Neves
Officer	Officer

[continuation of  signature page of the Protocol and Justification of Merger of Ambev Brasil  Bebidas S.A. with and into Ambev S.A.]

Management of Ambev S.A.:

Victorio Carlos De Marchi	Carlos Alves de Brito
Director	Director
Marcel Herrmann Telles	Roberto Moses Thompson Motta
Director	Director
Vicente Falconi Campos	José Heitor Attilio Gracioso
Director	Director
Luis Felipe Pedreira Dutra Leite	Luiz Fernando Ziegler de Saint Edmond
Director	Director
Álvaro Antônio Cardoso de Souza	Paulo Alberto Lemann
Director	Director

João Maurício Giffoni de Castro Neves
Chief Executive Officer
Nelson José Jamel	Pedro de Abreu Mariani
Chief Financial and Investor Relations Officer	General Counsel
Alexandre Médicis da Silveira	Marcel Martins Régis
Sales Executive Officer	Soft Drinks Executive Officer
Márcio Fróes Torres	Milton Seligman
Industrial Executive Officer	Corporate Affairs Executive Officer

[continuation of  signature page of the Protocol and Justification of Merger of Ambev Brasil  Bebidas S.A. with and into Ambev S.A.]

Sandro de Oliveira Bassili	Vinícius Guimarães Barbosa
People and Management Executive Officer	Logistics Executive Officer
Jorge Pedro Victor Mastroizzi	Ricardo Rittes de Oliveira Silva
Marketing Executive Officer	Shared Services and Information Technology Executive Officer

Witnesses:

1.	2.
Name:	Name:
RG:	RG:
CPF/MF:	CPF/MF:

Additional Information

The Ambev shares referred in this document have not been and will not be registered under the U.S. Securities Act of 1933 (the “Act”) and may not be offered or sold in the United States or to U.S. persons (as defined in Regulation S under the Act), unless such shares are registered under the Act or an exemption from the registration requirements of the Act is available.  No offer of the Ambev shares referred in this document are being made in any jurisdiction where such offer is required to be registered or is otherwise prohibited or restricted in any way.

Exhibit 4.3

Valuation Report

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 6, 2013

AMBEV S.A.

By:	/s/ Nelson Jose Jamel
Nelson Jose Jamel Chief Financial and Investor Relations Officer